Exhibit 99.1

                              FOR IMMEDIATE RELEASE


    Investors:                                   Media:
    Emer Reynolds                                Anita Kawatra
    Ph:      353-1-709-4000                      Ph:  212-407-5755
             800-252-3526                             800-252-3526



                ELAN ANNOUNCES MANUFACTURING AGREEMENT WITH LILLY


     DUBLIN, IRELAND, June 10, 2004--Elan Corporation, plc announced today that it has entered into a manufacturing and supply agreement with Eli Lilly and Company (Lilly) under which Elan will supplement Lilly's manufacture of duloxetine hydrochloride capsules beginning in mid-2005.

     Kelly Martin, Elan's President and Chief Executive Officer, said, "This agreement represents a significant milestone for Elan as it is our first large-scale manufacturing agreement with a leading pharmaceutical company. It represents a further specific example of our commitment to remain focused on execution and deliver results and value to the marketplace."

     The capsule form of duloxetine will be manufactured in Elan's Athlone, Ireland facility, a fully compliant U.S. Food & Drug Administration/European Medicines Agency approved site. In 2003, Elan completed a US $178 million expansion of the Athlone site. The campus now houses a 138,000 square foot, current Good Manufacturing Practices (cGMP) manufacturing facility. Financial terms of the agreement were not disclosed.


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     About Elan
     ----------

     Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE:
     ELN) shares trade on the New York, London and Dublin Stock Exchanges.

     This news release contains forward-looking statements that involve risks and uncertainties and reflects Elan's judgment as of the date of this release. Actual events or results may differ from Elan's expectations. For example, we may not be able to manufacture the duloxetine hydrochloride capsules by mid-2005. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.